Metro

METRO CASH AND CARRY LIMITED

Head Office
First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809-5500
Fax: (011) 809-5537

Registration number 1946/021315/06

RECEIVED
2004 MAY 14 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 May 2004

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

04030101

Dear Sirs

SUPPL

FILE NUMBER 82-4279 - RULE 12g3-2(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose a copy of the notice which appeared in the local press and on the news service of the JSE Securities Exchange South Africa last week, which document shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METRO CASH AND CARRY LIMITED

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

P M GISHEN (MISS)
Group Company Secretary

Dlw 5/17

File Number
82-4279

Metro Cash and Carry Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC ISIN: ZAE000012688
("Metro")

PROPOSED MANAGEMENT BUY-OUT AND FURTHER CAUTIONARY ANNOUNCEMENT

Shareholders were advised in cautionary announcements dated 4 December 2003 and 15 January 2004 that Metro's businesses in Southern Africa and Africa would be merged, a Black Empowerment Consortium would acquire a 25.1% interest therein and such merged company would be listed on the JSE Securities Exchange South Africa ("the JSE").

Shareholders are now advised that, at the initiative of Metro's two major shareholders, namely, RMB Asset Management and Stanlib Asset Management, a consortium of Metro management, the Black Empowerment Consortium and associates, led by Carlos dos Santos and Hilton Mer ("the consortium"), has agreed to acquire from Metro the entire issued share capitals of, and all claims on loan account against, all the subsidiaries conducting the business of the Metro group, save for Metro's 61% shareholding in Metcash Trading Limited Australia ("Metcash Australia") and the syndicated loan of AU$119m arising from the acquisition thereof ("the transaction").

The cash consideration payable by the consortium to Metro in respect of the transaction is R1.3 billion which, after deduction of costs and taxes, will be distributed to shareholders in the most efficient manner. Before costs and taxes, the distribution would amount to approximately 71 cents per share.

The transaction is subject to –

- the approval of a majority of shareholders in general meeting. The major shareholders referred to above have irrevocably undertaken to vote in favour of the acquisition;
- the necessary regulatory approvals and consents.

At a meeting of the board of directors today, those directors who are not interested in the consortium voted unanimously in favour of the transaction. However, as this constitutes a related party transaction in terms of the Listings Requirements of the JSE, an independent opinion on the terms thereof will be provided to shareholders.

Following the disposal –

- the empowerment initiative referred to above will still be implemented;
- Metro's remaining asset will be its 61% interest in Metcash Australia, whose shares are listed on the Australian Stock Exchange;
- Metro will continue to be listed on the JSE.

An announcement containing full details of the transaction, including the amount of the cash distribution, the rationale for the transaction and the date on which a circular will be sent to shareholders, will be published as soon as possible. Pending such announcement, shareholders are advised to continue exercising caution in dealing in their shares.

Johannesburg
5 May 2004

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